Exhibit 36

Steven G. Mihaylo

P.O. Box 19790

Reno, Nevada 89511

January 19, 2007

VIA EMAIL AND FEDERAL EXPRESS

Board of Directors of Inter-Tel

(Delaware), Incorporated

c/o Alex Cappello, Chairman

1615 South 52nd Street

Tempe, Arizona 85281

Dear Members of the Board of Directors:

As the Board is aware, I have had the opportunity to observe the Board and the Company since I was reappointed to the Board in May 2006, although I have not been privy to all of the financial information and strategic direction of the Company while my offer was pending. While I continue to reserve all rights with respect to any future actions I may take with respect to the Company and my investment therein, I am hopeful that through a cooperative process with the Board we can develop a judicious plan of action to lead the Company forward with a renewed focus on enhancing stockholder value in the near and longer term. To that end, I request that the Board consider immediately implementing the following constructive ideas designed to move the Company forward and enhance value for all stockholders:

1. Consider reducing the size of Inter-Tel's Board from 11 to 10 members, with the Board consisting of (a) the Chief Executive Officer, (b) Dr. Puri, Mr. Urish and me, (c) three other existing outside members of the Board, and (d) three new independent directors mutually acceptable to the Board and me. Alternatively, in order to save costs and facilitate the scheduling of Board meetings, I would be amenable to a 7 member Board, consisting of (a) the Chief Executive Officer, (b) Dr. Puri, Mr. Urish and me, and (c) three new independent directors mutually acceptable to the Board and me.

2.     Retain a financial advisor to advise the Board on the feasibility and financial impact of a Dutch-auction self tender offer to repurchase between $200 million and $250 million of the Company's common stock.

3.     Disband the Special Committee, thereby eliminating all of the costs associated therewith.

4. Direct management to (a) undertake an intensive cost-benefit analysis of (i) discontinuing product development on the Axxess and (ii) redirecting the engineering effort to "gateway" products and "hosted services" offerings, including the necessary billing platform for hosted services, and (b) report the results of that analysis to the Board. I believe these actions will produce significant cost savings and provide significant sales opportunities.

5. Consolidate the Company's multiple engineering facilities into the Chandler location. This will reduce overhead and improve productivity, while encouraging new and better ways to speed up product development.

6. Explore the sale of the Company's Irish subsidiary, unless its performance significantly improves within a set period of time. This would enable management to concentrate on more profitable opportunities, as well as raise additional cash to offset the costs of the self tender offer.

7. Explore ways to better utilize the Company’s 15 acre campus in Reno.

8. Undertake an evaluation of the recommendations in the consulting report that the Mihaylo/Vector Group provided to Inter-Tel as a result of the Settlement Agreement executed in May 2006.

9.     Defer implementation of the proposed by-law amendments until the foregoing issues are actively considered.

I believe that these ideas will benefit all of the Company’s stockholders by significantly increasing earnings per share and considerably reducing the friction between the current Board and me. If these ideas are implemented by the Board, I believe that another proxy contest could be averted, thus allowing the Board to focus on the immediate task at hand, which is increasing stockholder value and growing the strongest possible Company for all stockholders.

                I look forward to working with the Board to implement my ideas in a constructive manner beneficial to all stockholders, and am confident that the public stockholders will see the value inherent in my proposals. I can be reached at 602-738-9611 or by email at stevemihaylo@yahoo.com to arrange a meeting. I look forward to hearing from you soon, but in any event no later than 30 days from the date hereof.

Sincerely,

/s/ Steven G. Mihaylo

Steven G. Mihaylo

cc:	Joseph J. Giunta
Stephen Alexander

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